62-4628

02 OCT 10 AM10:22

02055363

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and use of personal information, are personal information, are required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of the report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

PACIFIC NORTH WEST CAPITAL CORP.

SUPPL

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER
☑ ☐ ☐ ☐ ☐

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☑ NO

DATE OF LAST REPORT FILED
DAY / MONTH / YEAR

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER
DAY / MONTH / YEAR
01 / 10 / 02

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME
STEBLIN

GIVEN NAMES
GORDON

NO. 2303   STREET W. 41st Ave   APT

CITY Vancouver
PROV B.C.   POSTAL CODE V6M 2A3

BUSINESS TELEPHONE NUMBER
604 - 685 - 1870

BUSINESS FAX NUMBER
604 - 688 - 2582

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ✓   ☑ ONTARIO ✓
☑ BRITISH COLUMBIA ✓   ☐ QUEBEC
☐ MANITOBA   ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A), (D), (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OR CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS				(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP OR CONTROL OR DIRECTION	(F) CERTIFY THE REGISTERED HOLDER WHEN OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
		DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED	UNIT PRICE/ EXERCISE PRICE	$US	
OPTIONS					0	91,000	I	

PROCESSED
NOV 27 2002
THOMSON FINANCIAL

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS)
GORDON STEBLIN

SIGNATURE

DATE OF THE REPORT
DAY / MONTH / YEAR
09 / 10 / 02

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 5 / 25   VERSION FRANÇAISE DISPONIBLE SUR DEMANDE